(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-13815 CUSIP Number: 86787D208

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Sunterra Corporation

Former Name if Applicable:

N/A

Address of Principal Executive Office (street and number):

3865 West Cheyenne Avenue

City, State and Zip code:

North Las Vegas, Nevada 89032

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Sunterra Corporation (the “Company”) cannot file its quarterly report for the fiscal quarter ended June 30, 2006 on Form 10-Q within the time period prescribed for such report because (as further discussed in the Company’s press releases included as exhibit 99.1 to a Form 8-K filed on May 3, 2006 and exhibit 99.1 to a Form 8-K filed on July 31, 2006, each with the Securities and Exchange Commission (“SEC”)):

•	the Company currently does not have an independent registered public accounting firm engaged to perform the required review of such quarterly report;

•	the Company has determined to restate its financial results for the fiscal years ended December 31, 2002 through September 30, 2005 (and related interim periods), and for the fiscal quarter ended December 31, 2005, for underpaid withholding taxes in Spain, and is evaluating certain additional practices related to the payment of taxes and their potential impact on the Company’s financial statements and potential additional tax obligations. The Company is also reviewing the accrual and release of certain reserves in its European operations during the periods contemplated by the restatements, which may result in certain timing differences and results for the restated periods. The Company has previously concluded that its previously issued financial statements covering such periods (as well as any related financial information or related auditor’s reports) should no longer be relied upon; and

•	the Audit and Compliance Committee of the Board of Directors of the Company has completed the fact-finding portion of its investigation, with the assistance of independent legal counsel, into various allegations (including accounting improprieties) made by an individual formerly employed by the Company’s Spanish operations, and the Committee is considering appropriate remedial measures and will recommend to the Board, as appropriate, improvements to processes and procedures as soon as practicable.

The Company is working diligently to engage an independent registered public accounting firm. The Company continues to work with its former accounting firm, Grant Thornton LLP, in performing the restatements of its historical financial statements and intends to complete this effort as expeditiously as possible. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as soon as practicable after the resolution of the foregoing matters.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert A. Krawczyk, VP & CFO (Name)	(702) (Area Code)	804-8600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has been unable to file its quarterly report for the fiscal quarter ended March 31, 2006 on Form 10-Q within the time period prescribed for such report for the same reasons as noted above (which are further discussed in the Company’s Form 12b-25 filed on May 11, 2006).

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company is currently evaluating the potential impact of the items noted above on the Company’s financial statement for the periods contemplated by the restatements, including the corresponding period for the last fiscal year, which could be material. Because of this ongoing evaluation, the Company is currently unable to provide a reasonable estimate of the results.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Statements contained in this Form 12b-25 that disclose the Company’s or management’s intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, future results, performance and achievements may be affected by our ability to successfully implement our strategic, operational and marketing plan including the cost reduction plan of our European operations, the actual amount of the pretax restructuring charge, the actual amount of the cash expenditures associated with the restructuring plan, general economic conditions, including a global economic downturn, the impact of war and terrorist activity, business and financing conditions, foreign exchange fluctuations, governmental and regulatory actions, the cyclicality of the vacation ownership industry, relationships with key employees, domestic and international political and geopolitical conditions, competition, downturns in leisure travel patterns, risk associated with the level and structure of our indebtedness, risk associated with potential acquisitions and dispositions and other circumstances and uncertainties. In addition, potential risks and uncertainties include, among other things: (1) the results of the Audit and Compliance Committee investigation and review of the allegations; (2) expectations as to the timing of the completion of such investigation by the Committee and its independent counsel and any remedial actions recommended by the Committee, the Company’s review, restatement and filing of its previously issued financial statements and its assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting, the review and filing of the Company’s Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006, and the issuance of interim financial results for the Company; (3) expectations as to the timing of engaging a new independent registered public accounting firm and as to the level of cooperation from the Company’s former accounting firm; (4) the effects of the delisting of the Company’s common stock from The Nasdaq National Market and removal of the Company’s warrants from the OTC Bulletin Board and the quotation of the Company’s common stock and warrants in the “Pink Sheets,” including any adverse effects relating to the trading of the stock or warrants due to, among other things, the absence of market makers; (5) the effects of any required restatement adjustments to previously issued financial statements and possible material weaknesses in internal control over financial reporting; (6) the effects of any lawsuits or governmental investigations alleging among other things, violations of federal securities laws, by the Company or any of its directors or executive officers; (7) the possibility that any default under the Company’s financing arrangements, including our Senior Finance Facility and Senior Subordinated Convertible Notes, could cause acceleration of repayment of the entire principal amounts and accrued interest on such arrangements; (8) the effects of new accounting pronouncements; (9) personnel changes may adversely affect the Company’s business; (10) the undertaking of any transaction or transactions resulting from its Board of Directors’ consideration of strategic alternatives, either with respect to the Company or Sunterra Europe, and there can be no assurance that any transaction or transactions will occur or, if undertaken, the terms or timing of such a transaction or transactions; and (11) additional risks and uncertainties and important factors described in the Company’s other press releases and in the Company’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and quarterly report on Form 10-Q. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Sunterra Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006

SUNTERRA CORPORATION

By:	/s/ Robert A. Krawczyk
Name:	Robert A. Krawczyk
Title:	Vice President and Chief Financial Officer

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